FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 30, 2021

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on December 30, 2021

The Registrant filed with the Israeli Securities Authority on December 30, 2021, that the following resolutions were approved by the Annual General Meeting of the Shareholders of the Company convened on December 30, 2021:

1.	reappointment of Kesselman & Kesselman (PwC) as the Company’s auditors, in effect until the end of the Company’s next annual general meeting.
2.
reappointment of Doron Cohen (Chairman), Gustavo Traiber (independent director), Eran Shenar, Michael Joseph Salkind and Baruch Itzhak as directors of the Company for a term ending upon the conclusion of the following Annual General Meeting.

3.	reappointment of Mr. Shmuel Hauser as an external director of the Company for a second term of three years, starting at March 29, 2022.

The total amount of shares voted on this item: 146,739,944.

The amount of shares voted for: 146,492,651.

The amount of shares voted which were not classified as shares held by persons who have a personal interest / as shares held by a controlling shareholder or interested party in the approval except a personal interest which is not a result of connections with the controlling shareholder ("Unrelated Voters"): 68,262,324 out of which 68,015,031 voted for approval of the resolution and 224,730 voted against approval of the resolution. The percentage of votes which were for approval of the resolution, out of the total number of Unrelated Voters: 99.64%. The percentage of voters who voted against, out of the total voting rights in the Company: 0.14%.

4.	reappointment of Ms. Varda Liberman as an external director of the Company for a second term of three years, starting at March 29, 2022.

The total amount of shares voted on this item: 146,739,944.

The amount of shares voted for: 146,603,356.

The amount of shares voted which were not classified as shares held by persons who have a personal interest / as shares held by a controlling shareholder or interested party in the approval except a personal interest which is not a result of connections with the controlling shareholder ("Unrelated Voters"): 68,262,324 out of which 68,125,736 voted for approval of the resolution and 114,025 voted against approval of the resolution. The percentage of votes which were for approval of the resolution, out of the total number of Unrelated Voters: 99.80% .The percentage of voters who voted against, out of the total voting rights in the Company: 0.07%.

5.	approval of changes to the Company’s Articles of Association as set forth in Schedule "A" of the convening Report filed on 6-k dated November 26, 2021.

6.
approval of changes to the Company’s Compensation Policy, as set forth in Schedule "B" of the convening Report filed on 6-k dated November 26, 2021, which shall remain in effect until the lapse of three years from the approval of the 2020 General Meeting.

The total amount of shares voted on this item: 146,739,944.

The amount of shares voted for: 143,435,211.

The amount of shares voted which were not classified as shares held by persons who have a personal interest / as shares held by a controlling shareholder or interested party in the approval except a personal interest which is not a result of connections with the controlling shareholder ("Unrelated Voters"): 68,262,324 out of which 64,957,591 voted for approval of the resolution and 3,282,170 voted against approval of the resolution. The percentage of votes which were for approval of the resolution, out of the total number of Unrelated Voters: 95.16% .The percentage of voters who voted against, out of the total voting rights in the Company: 2.01%.

7.	authorizing the Chairman of the Company’s Board of Directors, Mr. Doron Cohen, to act, temporarily, as the Company’s Acting CEO until a new CEO shall enter into office.

The total amount of shares voted on this item: 146,739,944.

The amount of shares voted for: 140,681,126.

The amount of shares voted which were not classified as shares held by persons who have a personal interest / as shares held by a controlling shareholder or interested party in the approval except a personal interest which is not a result of connections with the controlling shareholder ("Unrelated Voters"): 54,346,951 out of which 48,288,133 voted for approval of the resolution and 6,036,255 voted against approval of the resolution. The percentage of votes which were for approval of the resolution, out of the total number of Unrelated Voters: 88.85%. The percentage of voters who voted against, out of the total voting rights in the Company: 3.70%.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date: December 30, 2021	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary